May 25, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20540-7010
Attention:  Karl Hiller, Branch Chief

Re:	Samson Oil & Gas Limited
Form 20-F for the Fiscal Year Ended June 30, 2009 Filed December 17, 2009 File No. 001-33578

Dear Mr. Hiller:

On behalf of Samson Oil& Gas Limited (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Commission contained in your letter dated April 29, 2009 (the “Comment Letter”), regarding the above-referenced filing.  For the convenience of the Staff, we have repeated the comments being addressed and the Company’s responses to each comment in sequence.

 Form 20-F for the Fiscal Year Ended June 30, 2009:

 Property, plant and equipment—our oil and gas properties, page 20

 Standardized Measure of Discounted Future Net Cash Flows, page 26

1.            Please explain why your calculation of the standardized measure of discounted future net cash flows relating to your proved reserves does not include the effects of future income taxes.  We would like to understand whether your measure is intended to be comparable to similarly titled measures reported by companies adhering to the guidance in FASB ASC paragraph 932-235-50-31 under U.S. GAAP.  If you believe your measure is comparable it would be helpful to add disclosure clarifying your position and reason for having no taxes.  We would ordinarily expect the appropriate statutory rate to be applied.

Response: The Company did not include the effects of future income taxes in its calculation of the standardized measure of discounted future net cash flows because it currently holds very substantial tax loss carry forwards, including $28,242,937 in deferred tax assets as of June 30, 2009, that are not recognized as assets because they are not considered probable of realization.

S. Lee Terry, Jr. . 303 892 7484 . lee.terry@dgslaw.com

Securities and Exchange Commission
May 25, 2010

Response:  See note 4, pages F-29 and F-30, to the financial statements in the filing for a detailed explanation.  In light of the guidance of FASB ASC paragraph 932-235-50-31 and the Company’s desire to provide information comparable to that U.S. standard whenever possible, the Company will include explicit disclosure in future filings that the impact of future income taxes has not been included in the calculation on account of the Company’s significant tax loss carry forward assets.

Results of Operations—fiscal years ended June 30, 2008 and 2007, page 33

2.           We note that you have designated amounts in the table under this heading in Australian dollars, which is not consistent with the quantification on page F-6, showing the same amounts in U.S. dollars.  Please resolve this inconsistency.

Response: The reference to “A$”, or Australian dollars, in this table was a typographical error.  Fortunately, the reader can readily identify the error by comparing the disclosure with the currency used in the rest of the filing, including the identical figures expressed in U.S. dollars for Results of Operations that are found in the audited financial statements.  The error will be rectified in future filings and the Company apologizes for any confusion.

Critical Accounting Policies, page 37

Exploration and Evaluation Expenditure, page 37

3.           We note you disclose that your accounting policy related to exploration and evaluation costs “is closely aligned” to the successful efforts method of accounting.  Please describe the specific aspects of your overall policy of accounting for oil and gas activities which differ from those prescribed under the successful efforts method in FASB ASC Subtopic 932-360, and quantify any differences that would have arisen over each of the three years covered by your report had you followed the U.S. GAAP version of this methodology.

Response: The Company does not believe that there are any meaningful differences between its policy, which is governed by IFRS, and that prescribed by FASB ASC Subtopic 932-360.  The most notable difference is that the term “successful efforts” is not used under IFRS.  The Company believes that the “closely aligned” phraseology has historically been used by the Company and other Australian IFRS issuers because the term “successful efforts” is a U.S. GAAP policy.

Securities and Exchange Commission
May 25, 2010

As the Staff is aware, IFRS does not contain “black letter” guidance on accounting for extractive industries.  Therefore, in accordance with paragraph 12 of IAS 8, the Company has elected to adopt the “successful efforts” approach as its accounting policy for exploration and evaluation expenditure even though it is a U.S. GAAP policy.  In future filings, the Company will remove the words “closely aligned” from the accounting policy note in order to be clear that it has adopted a policy that is substantively identical to the U.S. policy in whole and not subject to any undisclosed exceptions.

 Depreciation, Depletion and Amortization for Oil and Gas Properties, page 38

4.           Your policy note indicates that you re-assess the amortization rates related to your oil and gas properties twice a year.  Please identify the specific dates when you perform the updates, indicate whether these are consistent each year, and clarify whether your policy limits the assessment to these scheduled dates or includes procedures for ensuring that information which becomes available in the interim that would necessitate a revision in your amortization rates does in fact result in such a revision in a timely manner.  Please describe the circumstances under which an interim revision of your rates would occur, and your view on how your practice conforms to the guidance in paragraph 34 of IAS 8.

We would like to understand the extent of divergence between your version of the successful efforts method and the guidance in FASB ASC paragraphs 932-36035-6 and 7, which requires the rates to be adjusted whenever there is an indication of the need for revision and at least once per year.

 As noted above, the Company does not believe that there is any divergence between its policies under IFRS and the successful efforts methodology prescribed by U.S. GAAP.  The Company performs an update each six months – at December 31 and June 30, its fiscal year end.  The updates are performed in a consistent manner each year.  Whenever additional information concerning the amortization rates of its oil and gas properties becomes available during the time between these updates, the Company actively measures the materiality of any changes that would be effected by the information, considering both the magnitude and the level of certainty thereof.  In this respect, the Company complies with IAS 8, paragraph 34, which requires all estimates, including but not limited to amortization, to be revised prospectively if further information comes to light.

 Capital Expenditure, page 41

5.           Submit a schedule reconciling the capital expenditures relating to oil and gas properties identified under this heading to the corresponding amounts disclosed under the line items “Payments for exploration and evaluation” and “Payments for oil and gas properties” in the investing section of your cash flow statement, for each of the years presented, and explain the reasons for material variances.

Securities and Exchange Commission
May 25, 2010

Response:

Fiscal year ended June 30, 2009

All exploration expenses were expensed, so none were disclosed as capital expenditures.

Capital Expenditure as disclosed	2,169,741
Amounts disclosed in cash flow (including payments for plant and equipment and oil and gas properties)*	865,695
Variance – see below	1,304,046
* Payments for exploration has not been included as none of these costs were capitalized.

The $1,304,049 difference between the capital expenditure disclosures and the amounts disclosed in the statement of cash flows (including payments for plant and equipment and oil and gas properties) is attributable to a prepayment of $1,236,777 made in June 2008 relating to the drilling of the Davis Bintliff well in August of 2008.  The remaining $67,272 relates to expenditures on furniture and fittings, which were not separately described as capital expenditures.

Fiscal year ended June 30, 2008

Only the $96,000 disclosed in the capital expenditure disclosures was capitalized. The remaining cash disbursed was expensed in the income statement, including $2,226,798 on dry hole costs.

Capital Expenditure as disclosed	2,768,689
Amounts disclosed in cash flow (including payments for plant and equipment and oil and gas properties)*	2,789,001
Variance – see below	20,312
* Payments for exploration has not been included as none of these costs were capitalized.

Variance    $20,312

Variance is attributable to prior period creditors being paid in current period.

Securities and Exchange Commission
May 25, 2010

Fiscal year ended June 30, 2007

Capital Expenditure as disclosed	6,111,194
Amounts disclosed in cash flow (including payments for plant and equipment and oil and gas properties)*	6,152,254
Variance – see below	41,060
* Payments for exploration has not been included as none of these costs were capitalized.

Variance is attributable to prior period creditors being paid in current period.

It bears noting that, as pointed out in the Company’s responses to comments made by the Staff on August 17, 2007, concerning its Form 20-F filed on July 6, 2007, paragraph 14 of IAS 7 acknowledges that some transactions included in profit and loss have cash flows that are classified as cash flows from investing activities.

Financial Statements

Income Statements, page F-6

6.           Please correct the appropriate column label on your Income Statements to identify the 2007 fiscal year and to eliminate the duplicate 2009 column label.

Response:   We will correct this in future filings.

Summary of Significant Accounting Policies, page F-9

Reserve estimates, page F-14

7.           We note your disclosures identify multiple parties being responsible for the preparation of your reserve information for the year ended June 30, 2009.  Specifically, we note that on page F-14, you indicate that Ryder Scott Company prepared your reserve estimates although you also state that Robert Gardner, your former Vice President - Engineering “reran the Ryder Scott reserve report using SEC pricing guidelines” to prepare your reserve information on page 25.  Further, you disclose that you had a disagreement with the engineering firm that prepared your original reserve report and consequently sought and accepted a second report from another engineering firm.  Please address the following points:

a.           Describe the services provided by each of the parties noted above, clearly identifying each of the individuals involved in preparing your reserve estimates for the year ended June 30, 2009.

Securities and Exchange Commission
May 25, 2010

Response:

a.           MHA Petroleum Consultants LLC prepared the initial reserve forecast for the year ended June 30, 2009 (the “MHA Report”).  After studying the MHA Report and further discussions with MHA representatives, the Company’s management determined that the MHA Report may have failed to recognize the impact of all available information concerning the Company’s oil and gas properties.  At the Company’s request, Ryder Scott Company prepared a second engineering reserves report to reassess the carrying value of Samson’s properties and to calculate impairment losses where appropriate (the “Ryder Scott Report”).  This report was not prepared with SEC pricing, however, but used a forward curve for pricing, which is allowable under International Financial Reporting Standards.  Based on its review of the Ryder Scott Report, the Board of Directors concluded that the reserve analysis in the MHA Report was unreasonable and could therefore be misleading to investors.

Because the Ryder Scott Report did not include estimated values calculated in accordance with SEC pricing guidelines, however, those values could not be used for purposes of preparing the reserves disclosures that appear in the forepart of the Form 20-F.  In light of the delays caused by the Company’s disagreements with the MHA Report and the subsequent preparation of the Ryder Scott Report, coupled with the additional cost that would be involved in having Ryder Scott complete a second report that followed SEC pricing guidelines, the Company engaged Robert Gardner, its former Vice President of Engineering, to use the reserves analysis information in the Ryder Scott Report to prepare a new report (the “Gardner Report”) that was identical to the Ryder Scott Report except that it followed SEC pricing guidelines instead of the forward curve pricing.

Under these circumstances, the Company believes that its identification of Ryder Scott as the author of the June 30, 2009, reserves report on page F-14 of the financial statements, as qualified by the acknowledgment of Mr. Gardner’s role on page 25 of the body of the filing, was fair and reasonable disclosure of the circumstances surrounding the preparation of the reserves reports utilized in preparing the Company’s financial statements for that year.

b.           Tell us why you believe the reserve report from Ryder Scott departed from SEC pricing guidelines.

Response:

b.           As noted above, the Ryder Scott Report did not purport to use SEC pricing guidelines but intentionally followed the forward curve pricing permitted by International Financial Reporting Standards.  For the Staff’s information, the specific forward curve pricing used in the Ryder Scott Report was actually supplied to the Company by its principal lender, Macquarie Bank, which the Company independently reviewed and adopted as fair and reasonable under International Financial Reporting Standards.

Securities and Exchange Commission
May 25, 2010

c.           Provide details about your disagreement with the engineering firm that prepared your original reserve report, including an explanation of why you believe their interpretation of reservoir data was “unreasonable.”

Response:

c.           MHA Petroleum Consultants, located in Lakewood, Colorado, had previously provided petroleum reserves engineering reserves to the Company, including the June 30, 2007, reserves report referenced in the Company’s Form 20-F report for fiscal 2008.  Most recently, Ken Schuessler of MHA Petroleum was the principal practitioner providing reserves engineering services to the Company.  When the Company engaged MHA Petroleum to provide a reserves engineering report for the Company’s oil and gas properties as of June 30, 2009, a new principal practitioner, Ray Jones, was introduced.

Mr. Jones, who was also new to MHA Petroleum, had a significantly different view of the Company’s natural gas reserves in the Jonah and Lookout Wash fields in Wyoming than the view put forth previously by Mr. Schuessler.  The Company was concerned that Mr. Jones’ analysis did not reflect the decline curve characteristics that are pervasive in the Rocky Mountain Region.  After several meetings and exchanges of information with Mr. Jones concerning the basis for his analyses of these properties, the Company’s senior management determined that Mr. Jones’ analyses were unreasonable as they failed to recognize the decline characteristics of tight reservoirs in the region.

The Company then determined to obtain a second opinion from Ryder Scott Company, a highly respected and nationally prominent reserves engineering firm with offices in Houston, Denver and Calgary.  The Company had previously dealt with Ryder Scott on a few occasions.  The Company also knew that Ryder Scott had provided reserves engineering analysis services for other oil and gas companies covering both the Jonah and the Lookout Wash natural gas fields and that the firm is considered to have an established technical presence in these natural gas producing regions. More specifically, in the Jonah Field, where Samson holds a small interest, a practitioner looking at the results of that small area (as was the case with MHA) could be misled as compared to a practitioner who has the ability to look at production information for  the entire field-- as is the case for Ryder Scott.  While the Company is not privy to the larger data set that Ryder Scott used when determining the reserves, it believes that the use of this larger data set facilitates a more accurate assessment of reserves.

After determining to engage Ryder Scott, the Company contacted Rick Marshall at Ryder Scott, who had participated in the services provided to these other companies, and asked him if the firm could provide alternate analyses for the Company to compare with those provided by Mr. Jones at MHA Petroleum.  Upon receipt of the Ryder Scott’s Report, the Company determined that the national firm’s analyses were more representative of the known data concerning the Company’s oil and gas properties than were those in the MHA Report.  As a result, the Company determined to use the Ryder Scott Report for assessing the carrying value of its oil and gas properties.  Robert Gardner subsequently applied SEC pricing to the decline curves shown by the Ryder Scott to produce the Gardner Report.  The Company currently expects that it will utilize Ryder Scott, rather than MHA Petroleum, to provide reserves engineering services on a go forward basis.

Securities and Exchange Commission
May 25, 2010

d.           Quantify the differences between the reserve information disclosed and that appearing in the Ryder Scott report.

Response:

d.           Per Ryder Scott Report:

	Oil MBBLS	Gas MMCF
PDP	239.10	6,451.00

PUD	23.30	3,505.00

Total Proved	262.40	9,556.00

Per Gardner Report:

	Oil MBBLS	Gas MMCF
PDP	228.00	5,978.00

PUD	23.00	3,468.00

Total Proved	251.00	9,446.00

The Ryder Scott Report was prepared using the forward curve for oil and gas in place at June 30, 2009.  The SEC disclosures were based on the Gardner Report, which was prepared using the same reserves analysis as the Ryder Scott Report but using SEC pricing, namely the year end price.  In this case, the year end price was lower than the forward curve pricing.  This pricing difference resulted in the economic cut off for a well being reached sooner than in the Ryder Scott report, resulting in lower volumes being recorded as reserves when SEC pricing was used.

e.           Describe the extent to which your financial position and results of operations for the year ended June 30, 2009 would have differed had you accepted the original reserve report.

Securities and Exchange Commission
May 25, 2010

Response:

e.           If the Company had used the MHA Report to calculate impairment rather than the Ryder Scott Report, as adjusted by the Gardner Report, it would have reported in its SEC filings an additional impairment of ($6,742,394).  In turn, this additional impairment would have resulted in a negative net asset position of ($2,129,278) for the Company and a loss of $36,901,569 for the year ended June 30, 2009.

Net assets as disclosed	$4,613,116
Less difference in impairment expense	(6,742,394)
Amended net asset position	(2,129,278)

Loss as disclosed	(30,159,175)
Additional impairment expense	(6,742,394)
Amended loss	(36,901,569)

For the reasons set forth above, the Company believed that estimating the value of its reserves and its net assets based on the MHA Report would have been inaccurate and misleading to investors.

Conclusion

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 25, 2010

Please feel free to call the Company’s Chief Financial Officer, Robyn Lamont, at (303) 524-3360 or the undersigned at (303) 892-7484 if you have questions or comments about this letter or any of the matters discussed herein.

Sincerely,

S. Lee Terry, Jr.
for
Davis Graham & Stubbs llp

cc:	Craig Arakawa
Robyn Lamont (Samson Oil & Gas Limited)
Terence Barr (Samson Oil & Gas Limited)